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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of November, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTOR
                                --------------------

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AMVESCAP PLC
867805
IMMEDIATE RELEASE  3RD NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.


                             DEALINGS BY DIRECTORS

1)    NAME OF COMPANY                            2)  NAME OF DIRECTOR

      AMVESCAP PLC                                   CHARLES T. BAUER
 ...............................................................................
3)    Please state whether                       4)  Name of the registered
      notification indicates                         holder(s) and, if more
      that it is in respect                          than one holder, the
      of holding of the                              number of shares held
      Director named in 2                            by each of them. (If
      above or holding of                            notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF THE DIRECTOR NAMED IN                       CHARLES T. BAUER
      2 ABOVE.
 ...............................................................................
5)    Please state whether notification          6)  Please state the nature
      relates to a person(s) connected               of the transaction and
      with the Director named                        the nature and extent of
      in 2 above and identify                        the directors interest
      the connected person(s).                       in the transaction.

      AS 3 ABOVE                                     GIFT TO CHARITY
 ...............................................................................
7)    Number of shares/amount                    8)     (  .%)
      of stock acquired                              of issued Class

             -
 ...............................................................................
9)    Number of shares/amount                   10)     (0.02 %)
      of stock disposed                              of issued Class
                           170,000

 ...............................................................................
11)   Class of security                         12)  Price per share

      ORDINARY SHARES                                       -
 ...............................................................................

13)   Date of transaction                       14)  Date company informed

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      2 NOVEMBER 2000                                2 NOVEMBER 2000
 ...............................................................................
15)   Total holding following                   16)  Total percentage holding
      this notification                              of issued class following
                                                     this notification
      40,755,820
                                                     5.8%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                             18)  Period during which or
                                                     date on which exercisable

          -                                                  -
 ...............................................................................
19)   Total amount paid (if any)                20)  Description of shares or
      for grant of the option                        debentures involved:
                                                     class, number

          -                                                  -
 ...............................................................................
21)   Exercise price (if fixed                  22)  Total number of shares or
      at time of grant) or                           debentures over which
      indication that price is                       options held following
      to be fixed at time of                         this notification
      exercise

          -                                                  -
 ...............................................................................
23)   Any additional information                24)  Name of contact and tele-
                                                     phone number for queries

          -                                          ANGELA TULLY
                                                     020 7454 3652
 ...............................................................................
25)   Name and signature of                          ANGELA TULLY
      authorised company                             AMVESCAP PLC
      official responsible                           ASSISTANT COMPANY SECRETARY
      for making this
      notification

      Date of Notification  3RD NOVEMBER 2000
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  3rd November, 2000                By  /s/ MICHAEL S. PERMAN
      ------------------                   ---------------------------
                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary